                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 3)(1)



                            LAYNE CHRISTENSEN COMPANY
                     --------------------------------------
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)




                                   521050 10 4
                     --------------------------------------
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 521050 10 4                  13G             PAGE   2   of   8   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MARLEY HOLDINGS, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          PN
          ---------------------------------------------------------------------

CUSIP NO. 521050 10 4                  13G             PAGE   3   of   8   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MARLEY G.P., INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    53,436
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   53,436
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          53,436
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------

ITEM 1.

        (a)    NAME OF ISSUER:

                      Layne Christensen Company

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      1900 Shawnee Mission Parkway
                      Mission Woods, Kansas 66205

ITEM 2.

        (a)    NAME OF PERSONS FILING:

                      Marley Holdings, L.P.
                      Marley G.P., Inc.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      c/o Kohlberg Kravis Roberts & Co.
                      9 West 57th Street
                      New York, New York 10019

        (c)    CITIZENSHIP:

                      Marley Holdings, L.P. -- Delaware
                      Marley G.P., Inc. -- Delaware

        (d)    TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

                      521050 10 4

ITEM 3. Not applicable

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               Marley G.P., Inc., a Delaware corporation, is the sole general partner of Marley Holdings, L.P, a Delaware limited partnership. On August 13, 1997, Marley Holdings, L.P. distributed all of its 4,607,986 shares of Layne Christensen Company Common Stock (the "Distribution") on a pro rata basis to (i) Marley


                                Page 4 of 8 pages

               G.P., Inc. in respect of Marley G.P., Inc.'s general partner interest (53,436 shares) and (ii) its limited partners in respect of their limited partner interests (4,554,550 shares). Consequently, Marley Holdings, L.P. no longer beneficially owns any shares of common stock of Layne Christensen Company. In prior reports, Marley G.P., Inc. reported indirect ownership of all shares previously held by Marley Holdings, L.P. With respect to the 53,436 shares that Marley G.P., Inc. now holds directly, the Distribution resulted in a change in the form of ownership from indirect to direct. Since August 25, 1997, Marley G.P., Inc. has reported its holdings in common stock of Layne Christensen Company on a Schedule 13D, filed by Marley G.P., Inc. and KKR Associates, L.P., a former limited partner of Marley Holdings, L.P.

        (b)    PERCENT OF CLASS:

                      See Item 11 of each cover page.

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                             See Item 5 of each cover page.

               (ii)   Shared power to vote or to direct the vote:

                             See Item 6 of each cover page.

               (iii)  Sole power to dispose or to direct the disposition of:

                             See Item 7 of each cover page.

               (iv)   Shared power to dispose or to direct the disposition of:

                             See Item 8 of each cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x-Marley Holdings, L.P.].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                                Page 5 of 8 pages

               Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable.














                                Page 6 of 8 pages

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998
                                       MARLEY HOLDINGS, L.P.


                                       By:  Marley G.P., Inc.
                                       Its: General Partner


                                            By: /s/ Salvatore Badalamenti
                                                --------------------------------
                                                    Name:  Salvatore Badalamenti
                                                    Title: President


                                       MARLEY G.P., INC.


                                            By: /s/ Salvatore Badalamenti
                                                --------------------------------
                                                    Name:  Salvatore Badalamenti
                                                    Title: President










                                Page 7 of 8 pages

                                 EXHIBIT INDEX


Exhibit  1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of Marley G.P., Inc. and Marley Holdings, L.P. filed on March 8, 1995.)













                                Page 8 of 8 pages